Form N-SAR,
Sub-Item 77Q1(g)


Nuveen California Quality Municipal Income Fund f/k/a Nuveen California Dividend Advantage Municipal Fund

811-09161

On November 7, 2016 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen California Dividend Advantage Municipal Fund 2 and Nuveen California Dividend Advantage Municipal
Fund 3 were transferred to the Nuveen California Dividend Advantage Municipal Fund. The circumstances and details of the reorganization as well as a form of the Agreement and Plan of Reorganization, filed as Appendix A, are contained in the SEC filing on Form 497 on July 12, 2016, Accession No. 0001193125-16-646333, which materials are herein incorporated by reference.